Kai H. Liekefett kliekefett@velaw.com
Tel +1.713.758.3839 Fax +1.713.615.5678

February 2, 2017

Via Edgar

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Asta Funding, Inc. (the “Company”) Schedule TO-I Filed January 19, 2017 File No. 005-44713

Dear Mr. Hindin:

We are writing on behalf of the Company in response to your comment letter dated January 31, 2017, with respect to the Schedule TO-I (File No. 005-44713), filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2017. For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to those comments.

Offer to Purchase

1.	We note the following disclosure:

●	if the Offer is fully subscribed, the Company will have acquired 5,314,009 Shares, or approximately 44.7% of the Company’s issued and outstanding Shares as of January 17, 2017 (page 2);

●	depending on the results of the Offer, the Stern Family ultimately could own over 50% of the Company’s common stock (page 11); and

●

although the Company does not currently have any plans that relate to or would result in any of the events discussed on the bottom of page 13 and the top of page 14, the Company may undertake or plan actions that relate to or could result in one or more of such events (page 14).

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission February 2, 2017 Page 2

Notwithstanding the disclosure on page 13 indicating that the Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for termination of registration under the Exchange Act, please note that Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected “as a part, or in furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 3448703. Please advise us why the Offer or Mr. Stern’s potential purchases of Shares held by Mangrove should not be deemed to constitute the first step in a series of transactions having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).

Response: The Company advises the Staff that the Offer is not the first step in a series of transactions having a reasonable likelihood or a purpose of producing any of the effects enumerated in Rule 13e-3(a)(3)(ii). Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely:

A.

Causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12(g)-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

B.

Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Securities and Exchange Commission February 2, 2017 Page 3

The Company does not believe there is a reasonable likelihood that the Offer would result in a Rule 13e-3 transaction. First, the Company does not have any class of equity securities that is subject to section 12(g) or 15(d).

Second, the Offer is not reasonably likely to and is not intended to cause the Company’s common stock, which is listed on NASDAQ Global Select Market, to be delisted from NASDAQ. The Company believes there are greater than 1,000 beneficial owners of its common stock; this number is well above the 400 person requirement for listing on NASDAQ and, while the Offer can be expected to decrease the number of beneficial owners, the Company expects the number of beneficial owners after the Offer to remain above 400 holders.

Further, the Offer is not a part of any series of transactions. As disclosed on page 9 of the Offer to Purchase previously filed as Exhibit 99(a)(1)(A) of the Schedule TO (the “Offer to Purchase”) under “Purpose of the Offer,” the Board of Directors (“Board”) of the Company determined to commence the Offer pursuant to the Settlement Agreement of January 6, 2017, between the Company and The Mangrove Partners Master Fund Ltd. and certain of its affiliates. The Board was not at the time of such determination, nor at the present time, entertaining any plans, proposals or negotiations relating to any other transactions that would produce the effects described under Rule 13e-3.

The Company confirms that it will not waive the condition, as described in the amended Offer to Purchase which is included as Exhibit 99(a)(1)(F) in Amendment No. 1 to the Schedule TO-I, that the Offer will not cause the delisting of the shares from NASDAQ or to be eligible for deregistration under the Exchange Act.

The Company thus respectfully submits that the Offer is not the first step in a series of transactions intended or reasonably likely to take it private within the meaning of Exchange Act Rule 13e-3.

Conditions of the Offer, page 20

2.

Disclosure on page 13 indicates that the Offer is conditioned upon the Company’s determination that the consummation of the Offer will not cause the Shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act. However, the disclosure on page 20 does not include such a condition. Please advise or revise accordingly.

Response: In response to the comment, the Company has included revised disclosure in Amendment No. 1 to the Schedule TO-I. Please see Item 4 of Amendment No. 1 to the Schedule TO-I.

Securities and Exchange Commission February 2, 2017 Page 4

Annex A: Opinion of Duff & Phelps

3.

The opinion indicates that it is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Please revise the Offer to Purchase to disclose, if true, that Duff & Phelps has consented to the use of the opinion in the Offer to Purchase.

Response: In response to the comment, the Company has included revised disclosure in Amendment No. 1 to the Schedule TO-I. Please see Item 9 of Amendment No. 1 to the Schedule TO-I.

Securities and Exchange Commission February 2, 2017 Page 5

The undersigned, on behalf of the Company, hereby acknowledges that:

●	the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kai H. Liekefett
Kai H. Liekefett
Partner